UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commercial Metals Company

(Exact name of registrant as specified in its charter)

Delaware	75-0725338

(State of incorporation or organization)	(IRS Employer Identification No.)

6565 MacArthur Blvd Irving, TX	75039

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Stock Purchase Rights	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: N/A  (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
None

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities To Be Registered.
     On July 30, 2011, the Board of Directors (the “Board”) of Commercial Metals Company (the “Company”) declared a dividend distribution to its stockholders of record at the close of business on August 11, 2011, of one preferred stock purchase right (a “Right”) for each outstanding share of Common Stock, par value $0.01 per share (the “Common Stock”), that will entitle the registered holder to purchase from the Company one one-thousandth (1/1,000) of a share of Series B Junior Participating Preferred Stock, par value $1.00 (the “Preferred Stock”), at a purchase price of $70.00 per one one-thousandth (1/1,000) of a share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and Broadridge Corporate Issuers Solutions, Inc., as Rights Agent (the “Rights Agent”). Initially capitalized terms used but not defined herein have the meanings set forth in the Rights Agreement.
     Separation and Distribution of Rights; Exercisablility. Initially, the Rights will be evidenced by the certificates representing shares of Common Stock then outstanding, and no separate Rights certificates will be distributed. Subject to certain exceptions, the Rights will become exercisable and trade separately from the Common Stock upon the earlier of:
•	ten (10) business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the shares of Common Stock then outstanding (subject to certain exceptions discussed below and as set forth in the Rights Agreement) (such person is referred to as an “Acquiring Person”); or

•	ten (10) business days (or some later date as determined by the Board in accordance with the Rights Agreement) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 10% or more of the shares of Common Stock then outstanding (subject to exceptions as set forth in the Rights Agreement).
The date the Rights separate from the Common Stock is referred to as the “Distribution Date.” Beneficial ownership generally includes ownership of options, warrants, convertible securities, stock appreciation rights, swap agreements or other securities, contract rights or derivative positions, whether or not presently exercisable.
     Until the Distribution Date, (i) the Rights will be evidenced by and transferred with, and only with, the Common Stock certificates, (ii) new Common Stock certificates issued after August 11, 2011 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by those certificates. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as hereinafter defined) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 1, 2014, unless earlier redeemed by the Company as described below.
     As soon as practicable after the Distribution Date, separate Rights certificates will be mailed to the holders of record of Common Stock as of the close of business on the Distribution Date and, after that, the separate Rights certificates will represent the Rights. Except as otherwise provided in the Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.
     Flip-in Event. In the event (a “Flip-in Event”) a person or group becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person and any associate or affiliate thereof) will have the right to receive, upon exercise, a number of shares of Common Stock (or, in some circumstances, cash, property or other securities of the Company) equal to the then current purchase price of the Right multiplied by the then number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to the first occurrence of a Flip-in Event, and dividing that product by 50% of the current market price per share of Common Stock. If an insufficient number of shares of Common Stock is available for issuance, then the Board would be required to substitute cash, property or other securities of the Company for the Common Stock. Notwithstanding the foregoing, following the occurrence of the event described in this paragraph, all Rights that are, or (under some circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.
     For example, at a purchase price of $70.00 per Right, each Right not owned by an Acquiring Person (or by some related parties or transferees) following an event set forth in the preceding paragraph would entitle its holder to purchase $140.00 worth of Common Stock (or other consideration, as noted above) for $70.00.
     Flip-over Events. At any time following a public announcement that a person has become an Acquiring Person, each holder of a Right (except Rights which previously have been voided as set forth above) will have the right to receive, upon exercise, a number of shares of common stock of an acquiring company equal to the then current purchase price of the Right multiplied by the then number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to the first occurrence of a Flip-over Event (or, if a Flip-in Event has occurred prior to the first occurrence of a Flip-over Event, multiplied by the then number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to the first occurrence of such Flip-in Event), and dividing that product by 50% of the current market price per share of common stock of the acquiring company if any of the following occur:
•	the Company enters into a merger in which the Company is not the surviving corporation;

•	the Company is the surviving corporation in a merger pursuant to which all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property; or
•	more than 50% of the combined assets, cash flow or earning power of the Company and its subsidiaries is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets, cash flow or earning power by or to subsidiaries of the Company as specified in the Rights Agreement).
The events described in this paragraph are referred to as “Flip-over Events.” Flip-in Events and Flip-over Events are referred to collectively as “Triggering Events.”
     Anti-dilution Adjustments; Fractional Shares. The applicable purchase price payable, the number of shares of Preferred Stock or other securities or property issuable upon the exercise of the Rights, and the number of applicable Rights outstanding are subject to adjustment from time to time to prevent dilution:
•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock;
•	if the holders of Preferred Stock are granted certain rights, options or warrants to subscribe for the applicable Preferred Stock or securities convertible into the applicable Preferred Stock at less than the current market price of the applicable Preferred Stock; or
•	upon the distribution to holders of Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Preferred Stock) or subscription rights or warrants (other than those referred to in the bullet point immediately above).
The number of outstanding Rights are also subject to adjustment in the event of a stock dividend on, or a subdivision or combination of Common Stock. With some exceptions, no adjustment in the purchase price relating to a Right will be required until cumulative adjustments amount to at least one percent (1%) of the purchase price relating to the Right.
     No fractional shares of Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-thousandth (1/1,000) of a share of Preferred Stock) and, in lieu of the issuance of fractional shares, the Company may make an adjustment in cash based on the market price of the Preferred Stock on the trading date immediately prior to the date of exercise.
     Dividend and Liquidation Rights of the Preferred Stock. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment equal to the greater of $1.00 per share and an aggregate amount of 1,000 times the dividend declared per share of Common Stock (other than stock dividends payable in Common Stock).

Upon liquidation, the holders of Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends). Each share of Preferred Stock will have 1,000 times the number of votes each share of the Common Stock has on matters the respective class is entitled to vote on, which will be voted together with Common Stock. Upon any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.
     Because of the nature of the dividend, liquidation and voting rights of Preferred Stock, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.
     Exchange of the Rights. At any time after the occurrence of a Flip-in Event and prior to the acquisition by a person or group of 50% or more of the shares of Common Stock then outstanding, the Board may, without payment of the purchase price by the holder, exchange the Rights, in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).
     Redemption of the Rights. At any time until the tenth day after a person has become an Acquiring Person, the Company may redeem all, but not less than all, of the Rights at a price of $0.001 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board and subject to adjustment). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of these Rights will be to receive the $0.001 redemption price.
     No Rights as Stockholder. Until a Right is exercised, the holder will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
     Amendment of the Rights Agreement. Any of the provisions of the Rights Agreement may be amended by the Board at any time before a person becomes an Acquiring Person. At any time after a person becomes an Acquiring Person, the provisions of the Rights Agreement may be amended by the Board only if the amendment does not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person) or cause the Rights to become redeemable again.
     Certain Anti-takeover Effects. The Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

     The Rights are not intended to prevent all takeovers of the Company and will not do so. Since, subject to the restrictions described above, the Company may redeem the Rights prior to the Distribution Date, the Rights should not interfere with any merger or business combination approved by the Board.
     A copy of the Rights Agreement has been filed as an Exhibit to this Registration Statement. A copy of the Rights Agreement is available free of charge from the Rights Agent. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.
Item 2. Exhibits.

Exhibit
Number	Description of Document
1	Rights Agreement, dated as of July 30, 2011, between the Company and Broadridge Corporate Issuers Solutions, Inc., as rights agent, which includes the Form of Rights Certificate as Exhibit 2.

2	Certificate of Designations of the Series B Junior Participating Preferred Stock of the Company, dated as of August 1, 2011.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

COMMERCIAL METALS COMPANY
Date: August 1, 2011	By:	/s/ Ann J. Bruder
		Name:	Ann J. Bruder
		Title:	Senior Vice President of Law, Government Affairs and Global Compliance, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit
Number	Description of Document
1	Rights Agreement, dated as of July 30, 2011, between the Company and Broadridge Corporate Issuers Solutions, Inc., as rights agent, which includes the Form of Rights Certificate as Exhibit 2.

2	Certificate of Designations of the Series B Junior Participating Preferred Stock of the Company, dated as of August 1, 2011.